FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Change in Major Shareholders’ position-Kim Nam Ju
2.	Change in Major Shareholders’ position-Cho Ki Yong
3.	Change in Major Shareholders’ position-Kim Won Seon

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	April 29, 2005	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Change in Major Shareholder’s position

1. Company Information
Name	Webzen Inc.	Company Code	069080
Corporation Division	KOSDAQ	CEO	Nam Ju Kim
Company Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Total # of Issued Shares	Common Shares	Preferred Shares	Total
	12,970,000	-	12,970,000

2. Reporter’s Information
Section	Change
Name	Korean	Nam Ju Kim	Chinese
	Personal Identification Number		720407-1009151
Address	179-19 Nonhyun-Dong, Kangnam-Gu, Seoul
Relationship with The Company	Position	CEO
	Nominated Date	2/28/2003	Resignation Date	-
	Principal Shareholder	No
Contact Person	Telephone Number	3498-1649
	Department	Investor Relations	Position	General Manager
	Name	Byung Ju Lee

3. Shareholder position A. Change Summary
Report Date		Owned Shares
		Section	Number Of Shares	Percentage (%)
Prior Submission Date	10/28/2004	Common Shares	801,879	6.18
		Preferred Shares	-	-
		Total	801,879	6.18
Submission Date	4/29/2005	Common Shares	813,279	6.27
		Preferred Shares	-	-
		Total	813,279	6.27
Fluctuation		Common Shares	11,400	0.09
		Preferred Shares	-	-
		Total	11,400	0.09

B. Trading details
Report Reason	Change Date	Type of Stock	Number of shares possessed			Purchase/Disposal Price(Won)	Remark
Purchase in the market	4/27/2005	Common Shares	Prior	Change	Post	17,593	-
Total			801,879	11,400	813,279
			801,879	11,400	813,279	17,593	-

Item 2

Change in Major Shareholder’s position

1. Company Information
Name	Webzen Inc.	Company Code	069080
Corporation Division	KOSDAQ	CEO	Nam Ju Kim
Company Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Total # of Issued Shares	Common Shares	Preferred Shares	Total
	12,970,000	-	12,970,000

2. Reporter’s Information
Section	Change
Name	Korean	Ki Yong Cho	Chinese
	Personal Identification Number		740913-1119912
Address	179-19 Nonhyun-Dong, Kangnam-Gu, Seoul
Relationship with The Company	Position	CTO
	Nominated Date	3/18/2003	Resignation Date	-
	Principal Shareholder	No
Contact Person	Telephone Number	3498-1649
	Department	Investor Relations	Position	General Manager
	Name	Byung Ju Lee

3. Shareholder position A. Change Summary
Report Date		Owned Shares
		Section	Number Of Shares	Percentage (%)
Prior Submission Date	10/28/2004	Common Shares	801,879	6.18
		Preferred Shares	-	-
		Total	801,879	6.18
Submission Date	4/29/2005	Common Shares	811,879	6.26
		Preferred Shares	-	-
		Total	811,879	6.26
Fluctuation		Common Shares	10,000	0.08
		Preferred Shares	-	-
		Total	10,000	0.08

B. Trading details
Report Reason	Change Date	Type of Stock	Number of shares possessed			Purchase/Disposal Price(Won)	Remark
Purchase in the market	4/27/2005	Common Shares	Prior	Change	Post	17,580	-
Total			801,879	10,000	801,879
			801,879	10,000	801,879	17,580	-

Item 3

Change in Major Shareholder’s position

1. Company Information
Name	Webzen Inc.	Company Code	069080
Corporation Division	KOSDAQ	CEO	Nam Ju Kim
Company Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Total # of Issued Shares	Common Shares	Preferred Shares	Total
	12,970,000	-	12,970,000

2. Reporter’s Information
Section	Change
Name	Korean	Won Seon Kim	Chinese
	Personal Identification Number		590327-1025810
Address	179-19 Nonhyun-Dong, Kangnam-Gu, Seoul
Relationship with The Company	Position	CTO
	Nominated Date	3/18/2003	Resignation Date	-
	Principal Shareholder	No
Contact Person	Telephone Number	3498-1649
	Department	Investor Relations	Position	General Manager
	Name	Byung Ju Lee

3. Shareholder position A. Change Summary
Report Date		Owned Shares
		Section	Number Of Shares	Percentage (%)
Prior Submission Date	10/28/2004	Common Shares	76,2009	0.59
		Preferred Shares	-	-
		Total	76,200	0.59
Submission Date	4/29/2005	Common Shares	80,200	0.62
		Preferred Shares	-	-
		Total	80,200	0.62
Fluctuation		Common Shares	4,000	0.03
		Preferred Shares	-	-
		Total	4,000	0.03

B. Trading details
Report Reason	Change Date	Type of Stock	Number of shares possessed			Purchase/Disposal Price(Won)	Remark
Purchase in the market	4/28/2005	Common Shares	Prior	Change	Post	17,195	-
Total			76,200	4,000	80,200
			76,200	4,000	80,200	17,195	-